UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Och-Ziff Capital Management Group LLC
(Name of Issuer)

          Class A Shares
(Title of Class of Securities)

             67551U05
(CUSIP Number)

Jamie Nelson
Dubai International Capital LLC
Level 13, The Gate Building
Dubai International Financial Centre
P.O. Box 72888, Dubai, United Arab Emirates
             +9714 362 0888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           November 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Continued on following pages
Page 1 of 15 Pages
Exhibit Index: Page 15

SCHEDULE 13D

CUSIP No.: 67551U05	Page 2 of 15 Pages

1.	Names of Reporting Persons. DIC HUNGARY KORLÁTOLT FELELŐSSÉGŰ TÁRSASÁG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 38,138,571
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 38,138,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,138,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.4%
14.	Type of Reporting Person: OO

SCHEDULE 13D

CUSIP No.: 67551U05	Page 3 of 15 Pages

1.	Names of Reporting Persons. DIC SAHIR LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 38,138,571
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 38,138,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,138,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.4%
14.	Type of Reporting Person: HC

SCHEDULE 13D

CUSIP No.: 67551U05	Page 4 of 15 Pages

1.	Names of Reporting Persons. DUBAI INTERNATIONAL CAPITAL LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dubai
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 38,138,571
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 38,138,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,138,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.4%
14.	Type of Reporting Person: HC

SCHEDULE 13D

CUSIP No.: 67551U05	Page 5 of 15 Pages

1.	Names of Reporting Persons. DUBAI HOLDING INVESTMENT GROUP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dubai
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 38,138,571
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 38,138,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,138,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.4%
14.	Type of Reporting Person: HC

SCHEDULE 13D

CUSIP No.: 67551U05	Page 6 of 15 Pages

1.	Names of Reporting Persons. DUBAI HOLDING LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Dubai
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 38,138,571
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 38,138,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,138,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.4%
14.	Type of Reporting Person: HC

SCHEDULE 13D

CUSIP No.: 67551U05	Page 7 of 15 Pages

1.	Names of Reporting Persons. HE MOHAMMAD ABDULLAH ALI AL GERGAWI
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Arab Emirates
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 38,138,571
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 38,138,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,138,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.4%
14.	Type of Reporting Person: IN

SCHEDULE 13D

CUSIP No.: 67551U05	Page 8 of 15 Pages

1.	Names of Reporting Persons. AHMAD ABDULLA JUMA BIN BYAT
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Arab Emirates
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 38,138,571
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 38,138,571
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,138,571
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.4%
14.	Type of Reporting Person: IN

Page 9 of 15 Pages

This Amendment No. 1 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this “Statement”).  This Amendment No. 1 is being filed to include a new redacted form of Exhibit 3 based on discussions with the staff of the Securities and Exchange Commission regarding the application for confidential treatment relating thereto.

Item 1.    Security and Issuer:

This Statement relates to the Class A shares of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Issuer”), representing Class A limited liability company interests of the Issuer (the “Class A Shares”).  The principal executive offices of the Issuer are located at 9 West 57th Street, New York, NY 10019.

Item 2.    Identity and Background:

This Statement is filed on behalf of DIC Hungary Korlátolt Felelősségű Társaság (“DIC Hungary”), DIC Sahir Limited (“DIC Sahir”), Dubai International Capital LLC (“DIC”), Dubai Holding Investment Group LLC (“DHIG”) Dubai Holding LLC (“Dubai Holding”), Mr Ahmad Abdulla Juma Bin Byat (“Mr Bin Byat”) and HE Mohammad Abdullah Ali Al Gergawi (“HE Gergawi” and, together with DIC Hungary, DIC Sahir, DIC, DHIG, Dubai Holding and Mr Bin Byat, the “Reporting Persons”).  DIC Hungary is a company organized under the laws of Hungary. DIC Sahir is a company organized under the laws of the Cayman Islands. Each of DIC, DHIG and Dubai Holding is a company organized under the laws of Dubai.  DIC Hungary, the direct holder of the Class A Shares, is a subsidiary of DIC Sahir, which in turn is a subsidiary of DIC, which in turn is a subsidiary of DHIG, which in turn is a subsidiary of Dubai Holding.  DIC Hungary and DIC Sahir are each companies established for the purposes of owning the Class A Shares.  DIC is a company established to focus on international investments. DHIG is a holding company for certain companies within the Dubai Holding group.  Dubai Holding is a holding company for the Dubai Holding group.  A majority of the shares of Dubai Holding are owned by His Highness Sheikh Mohammed bin Rashid Al Maktoum.  HE Gergawi is the sole manager of Dubai Holding and Mr Bin Byat is the sole manager of DIC and DHIG.  HE Gergawi and Mr Bin Byat are citizens of the United Arab Emirates.

The address of the principal business and principal office for DIC Hungary, DIC Sahir and DIC is c/o Dubai International Capital LLC,  The Gate, East Wing 13th Floor, DIFC, Sheikh Zayed Road, Dubai, United Arab Emirates, The address of the principal business and principal office for DHIG, Dubai Holding, Mr Bin Byat and HE Gergawi is c/o Dubai Holding LLC, Emirates Towers Offices, Level 49, P.O. Box 73311, Dubai, United Arab Emirates.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 10 of 15 Pages

Item 3.    Source and Amount of Funds or Other Consideration:

The funds for the acquisition of the Class A Shares on November 19, 2007 were provided through a credit facility between DHIG and Morgan Stanley Bank International Limited concluded on or about November 15, 2007; the proceeds of this credit facility, which has since been refinanced, were then made available by DHIG to DIC which in turn contributed the funds to DIC Sahir.  The total purchase price paid by the Reporting Persons for the acquisition was approximately $1.2 billion, pursuant to the Purchase Agreement described in Item 6 herein.  On June 24, 2009, DIC Sahir transferred the Class A Shares to DIC Hungary, its wholly owned subsidiary.

Item 4.    Purpose of Transaction:

The Class A Shares were acquired by the Reporting Persons for investment purposes.

Subject to any applicable legal and contractual restrictions on its ability to do so (including the provisions of the Purchase Agreement referred to in Item 6 herein), the Reporting Persons intend to periodically review their investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire or dispose of securities of the Issuer.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Subject to any applicable legal and contractual restrictions on its ability to do so, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.    Interest in Securities of the Issuer

(a) – (b) According to Amendment No. 9 to Schedule 13D, filed by Mr. Daniel Och (currently the Chief Executive Officer of the Issuer) with the Securities and Exchange Commission on May 25, 2010, the number of Class A Shares outstanding as of May 24, 2010 was 87,960,053.  The Reporting Persons may be deemed the beneficial owner of 38,138,571 Shares (approximately 43.4% of the total number of Class A Shares outstanding). As the direct or indirect parent companies of DIC Hungary, each of DIC Sahir, DIC, DHIG and Dubai Holding may be deemed to share voting and dispositive power of the Class A Shares beneficially owned by DIC Hungary.  DIC Sahir, DIC, DHIG and Dubai Holding disclaim beneficial ownership of such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), other than their pecuniary interest therein.  Based on his relationship with DIC Hungary, DIC Sahir, DIC, DHIG and Dubai Holding, each of HE Gergawi and Mr Bin Byat may be deemed to share voting and dispositive power of the Class A Shares beneficially owned by DIC Hungary; HE Gergawi and Mr Bin Byat disclaim beneficial ownership of such Class A Shares for purposes of Section 13(d) of the Act.

Page 11 of 15 Pages

(c)           Except for the transactions described in Item 6 herein, there have been no transactions effected with respect to the Class A Shares during the past sixty days by the Reporting Persons.

(d)           The information set forth in Item 2 is incorporated herein by reference.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Purchase Agreement.  Pursuant to the Securities Purchase and Investment Agreement (the “Purchase Agreement”), dated as of October 29, 2007, among the Issuer, DIC and DIC Sahir, DIC Sahir acquired the Class A Shares currently beneficially owned by the Reporting Persons.  Pursuant to the Purchase Agreement, the Class A Shares are subject to transfer restrictions that lapsed, or will lapse, in equal annual installments on each of November 19, 2009, 2010, 2011 and 2012.  However, DIC Sahir is permitted to transfer Class A Shares to any of its controlled affiliates at any time (which it has, to DIC Hungary on June 24, 2009, upon which transfer DIC Hungary assumed all the obligations and obtained all the rights of DIC Sahir under the Purchase Agreement (other than under Section 8.4 thereof) and the Registration Rights Agreement (as defined below)).

Until November 19, 2012, and subject to certain limitations, if any Existing Partners (as defined in the Purchase Agreement) are permitted to transfer or sell at least 10% of the outstanding equity securities of the Issuer owned by Mr. Daniel Och (currently the Chief Executive Officer of the Issuer) as of November 19, 2007 or at least 10% of the outstanding equity securities of the Issuer owned by Mr. Och and the other Existing Partners in the aggregate as of November 19, 2007 (in all cases calculated on a fully diluted basis), the transfer restrictions applicable to the Class A Shares will be waived on a pro rata basis to the extent that the waiver would cause there to be an increase in the percentage of the Class A Shares as to which transfer restrictions have lapsed. Also, the transfer restrictions applicable to the Class A Shares (i) will be waived in full in the event that the Issuer is required to make an indemnification payment of at least $100 million under the Purchase Agreement, (ii) may be waived in whole or in part at any time by the Issuer’s Chief Executive Officer and (iii) will not prohibit the pledge of the shares of DIC Hungary or the pledge of Class A Shares as security for a short-term bridge loan.  The Purchase Agreement also contains standstill provisions prohibiting DIC, DIC Hungary and their controlled affiliates from acquiring additional Issuer securities.

Under the Purchase Agreement, if any of the Existing Partners, or a group of Existing Partners, proposes to sell at least 50% of the outstanding equity securities of the Issuer (calculated on a fully diluted basis) to a third party prior to November 19, 2012, those Existing Partners will have the option to require DIC Hungary or any of its affiliates to sell a pro rata portion of the Class A Shares to such third party on the same terms and conditions as long as all of the Existing Partners participate in such a sale.

If the Existing Partners sell in the aggregate at least 9.9% of the outstanding equity securities of the Issuer (calculated on a fully diluted basis) to a third party prior to November 19, 2012 in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and any similar applicable state securities laws then, prior to the consummation of that sale, DIC Hungary shall be afforded the opportunity to include Class A Shares in the sale on a pro rata basis.

Page 12 of 15 Pages

The Purchase Agreement is filed as an exhibit to this Statement and the preceding summary of its terms is qualified in its entirety by reference thereto.

Registration Rights Agreement.  Pursuant to the Registration Rights Agreement (the “Registration Rights Agreement”), dated as of November 19, 2007, between the Issuer and DIC Hungary (as successor to DIC Sahir), in the event the Issuer proposes to register equity securities owned by the Existing Partners under the Securities Act, DIC Hungary will have certain “piggyback” registration rights with respect to the Class A Shares.  The Registration Rights Agreement is filed as an exhibit to this Statement and the preceding summary of its terms is qualified in its entirety by reference thereto.

Item 7.    Material to be Filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: June 10, 2010	DIC Hungary Korlátolt Felelősségű Társaság

	By:	/s/ Jamie Nelson
Name: Jamie Nelson
Title: Authorized Signatory

DIC Sahir Limited

	By:	/s/ Jamie Nelson
Name: Jamie Nelson
Title: Authorized Signatory

Dubai International Capital LLC

	By:	/s/ Anand Krishnan
Name: Anand Krishnan
Title: Authorized Signatory

	By:	/s/ Jamie Nelson
Name: Jamie Nelson
Title: Authorized Signatory

Dubai Holding Investment Group LLC

	By:	/s/ Ahmad Abdulla Juma Bin Byat
Name: Ahmad Abdulla Juma Bin Byat
Title: General Manager

Page 14 of 15 Pages

Dubai Holding LLC

By:	/s/ Mohammad Abdullah Ali Al Gergawi
Name: Mohammad Abdullah Ali Al Gergawi
Title: Executive Chairman

/s/ Mohammad Abdullah Ali Al Gergawi
Mohammad Abdullah Ali Al Gergawi

/s/ Ahmad Abdulla Juma Bin Byat
Ahmad Abdulla Juma Bin Byat

Page 15 of 15 Pages

EXHIBIT INDEX

No.
1.
Joint Filing Agreement, dated as of December 5, 2007. (Filed as Exhibit 1 to the Schedule 13D filed by the Reporting Persons on January 18, 2008 (File No. 005-83398) and incorporated herein by reference).

2.
Securities Purchase and Investment Agreement, dated as of October 29, 2007, among the Issuer, DIC and DIC Sahir. (Filed as Exhibit 10.16 to the Issuer’s registration statement on Form S-1 (File No. 333-144256) and incorporated herein by reference.)

3.	Loan Agreement between DHIG and Morgan Stanley Bank International Limited concluded on or about November 15, 2007.*
4.
Registration Rights Agreement, dated as of November 19, 2007, between the Issuer and DIC Sahir. (Filed as Exhibit 4 to the Schedule 13D filed by the Reporting Persons on January 18, 2008 (File No. 005-83398) and incorporated herein by reference.)

5.	Joinder to Joint Filing Agreement, dated as of June 10, 2010, executed by DIC Hungary Korlátolt Felelősségű Társaság and Mr Bin Byat.

* Confidential material appearing in these documents has been omitted and filed separately with the Securities and Exchange Commission in accordance with the Act and Rule 24b-2 promulgated thereunder.